UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901, Building C, Phase 2

Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Pricing and Closing of Best Efforts Follow-On Public Offering

On January 27, 2026, Park Ha Biological Technology Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), announced the pricing of a best-efforts follow-on public offering (the “Offering”) of an aggregate of 21,875,000 units (each, a “Unit” and collectively, the “Units”) at an offering price of US$0.112 per Unit. Each Unit consists of (i) one Class A ordinary share of the Company, par value $0.00002 per share (a “Class A Ordinary Share”), and (ii) one warrant to purchase one Class A Ordinary Share, or up to nine Class A Ordinary Shares pursuant to the alternative cashless exercise mechanism described therein (each, a “Warrant” and collectively, the “Warrants”). Each Warrant has an exercise price of US$0.112 per Class A Ordinary Shares and is exercisable beginning on the issuance date and ending on the one-year anniversary thereof. The Units, the underlying Class A Ordinary Shares, and the Warrants are collectively referred to herein as the “Securities”.

The Offering was made pursuant to securities purchase agreement(s) (the “Purchase Agreement”) entered into between the Company and certain investors.

The Securities are being offered pursuant to an effective registration statement on Form F-1 (File No. 333-290410) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2025, as amended, and declared effective by the SEC on January 26, 2026 (the “Registration Statement”). A final prospectus for the Offering, forming a part of the Registration Statement, was filed with the SEC on January 28, 2026 pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The Registration Statement and the final prospectus relating to this Offering are available on the SEC’s website at www.sec.gov.

The Company also entered into a placement agency agreement dated January 26, 2026 (the “Placement Agency Agreement”) with D. Boral Capital LLC, who acted as the Sole Placement Agent (the “Placement Agent”) on a best-efforts basis for this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering and to reimburse the Placement Agent for its reasonable and documented out-of-pocket expenses, subject to a cap as specified therein.

The Offering closed on January 28, 2026. The Company received aggregate gross proceeds of approximately US$2.45 million from the Offering, before deducting placement agent commissions and other estimated offering expenses. The Company intends to use the net proceeds received from the Offering for the expansion of directly operated stores in China, with the specific allocation of net proceeds to each market to be based on market conditions.

In connection with the Offering, the Company issued a press release on January 27, 2026, announcing the pricing of the Offering and a press release on January 28, 2026, announcing the closing of the Offering, respectively.

Copies of (i) the form of Warrant, (ii) the Placement Agency Agreement, (iii) the form of the Purchase Agreement, (iv) the pricing press release, and (v) the closing press release, are attached hereto as Exhibits 4.1, 10.1, 10.2, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant

10.1	Placement Agency Agreement dated January 26, 2026 by and between the Company and the Placement Agent

10.2	Form of Securities Purchase Agreement

99.1	Press Release on Pricing of the Company’s Offering

99.2	Press Release on Closing of the Company’s Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: January 28, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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